For Immediate Release

NEWS RELEASE

Besra approves US$14.25 million subscription agreement

Toronto, Canada: 15 July 2014 - Besra (TSX: BEZ) (ASX: BEZ) (Frankfurt: OP6) announces that the Board of Directors today approved a signed subscription agreement from Victory Corporation Group (VCG). The agreement provides for the purchase by VCG, or one or more of its affiliates, of 250 million common shares in Besra Gold Inc. (Besra or the Company) at a price of US$0.057 per share for aggregate gross proceeds of US$14.25 million.

The investment will result in VCG receiving a 40% stake in the common shares of the Company, making VCG the largest shareholder of the Company’s common shares. VCG will also have the right to appoint two individuals to the Besra Board of Directors, subject to corporate law requirements and to approval by the Toronto Stock Exchange of the VCG nominees. Closing is scheduled for 31 July 2014, subject to board approvals and any necessary regulatory approvals, including that of the Toronto Stock Exchange (TSX).

The Company will soon proceed to making application for all necessary regulatory approvals in connection with the subscription, including that of the Toronto Stock Exchange where the Company will be seeking to rely on the financial hardship exemption from the shareholder approval requirement under the TSX Company Manual.

Further details of the agreement are detailed in Besra’s media release of 11 July 2014.

The net proceeds to the Company will be US$13,965,000. Following TSX approval, Besra currently intends to use the net proceeds of the placement to repay outstanding interest under its convertible and gold-linked notes, effect the capital investment necessary to restore production at its two Vietnamese mines to normalized levels and for general corporate and working capital purposes.

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Besra Gold Inc
John A G Seton
Chief Executive Officer

Besra - www.besra.com

Besra is a diversified gold mining company focused on the exploration, development and mining of mineral properties in South East Asia. The Company has four key properties; the Bau Goldfield in East Malaysia, Bong Mieu and Phuoc Son in Central Vietnam, and Capcapo in the Philippines. Besra expects to expand existing gold capacity in Vietnam over the next two years and is projecting new production capacity from the Bau gold project during 2016.

Victory Corporation Group

Victory Corporation Group (VCG) is formed as a consortium of companies, representing family offices and handled by a corporate centre in Switzerland. VCG is very active in the trading of commodities including coal, gold, iron ore, as well as crude, clean products and petroleum gas. The company has hands on experience in the shipping industry, jack up rig ownership, construction and operations. Through its affiliated it also provides expertise for offshore pipe and platform installation, helicopter services and offshore support. The company has business experience in Europe, West Africa, the Middle East and Asia.